Mail Stop 6010								October 12, 2005

Neil Reithinger
President
Baywood International, Inc.
14950 N. 83rd Pl., Ste.1
Scottsdale, AZ 85260

Re:	Baywood International, Inc.
Preliminary Information Statement on Schedule 14A, filed October
11,
2005
File No. 0-22024

Dear Mr. Reithinger:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A
General

1. In your response letter, please restate our comment before providing your response.

2. Please file the proxy card with your next amendment to the
Schedule 14A.

Revocability of Proxy and Voting of Proxy, page 3

3. You state, "Because abstentions with respect to any matter are treated as shares present or represented and entitled to vote for the purposes of determining whether that matter has been approved by the shareholders, abstentions have the same effect as negative votes." It appears to us that abstentions might be treated differently in connection with the different proposals. Supplementally, if true, please confirm to us that abstentions will be treated as negative votes in the case of each of the proposals. If this is not the case, please amend your disclosure accordingly.

Proposal 2, p.5
Amendment to the articles of incorporation

4. As of the most recent practicable date, please disclose the number of shares of common stock:
* issued and outstanding;
* reserved for issuance in connection with the conversion of shares of outstanding preferred stock;
* reserved for issuance pursuant to any and all options, warrants and any other similar types of securities; and
* available for future issuance.

5. With respect to the Class G Preferred Stock, please disclose that
Mr. Reithinger and Mr. Rullich, who own all of these shares, are voting in favor of the proposal.

6. We note your statement that the company does not have any plans to issue shares in any corporate combination. However, you should also whether the company has any plans to issue shares for any other purpose at the present time. If the company does have such plans, please provide a brief description of the plans.

7. Please disclose the implications for shareholder approval of this proposal, including the dilutive and/or anti-takeover effects the proposals could have if the company issues shares.

Corporate Governance, p. 7

8. We note that Mr. Lam and Ms. Choi resigned from the board in June of this year. Item 7 of Schedule 14A may require that the company disclose disagreements between the company and these directors. Please review the requirements of Item 7 and revise the disclosure as necessary.

Certain relationships and transactions, p.14

9. We note your statement that the company has a policy relating to transactions with affiliates. However, this disclosure is different from a statement indicating that the terms of these two agreements are not less favorable to the company than other, similar agreements.
Please revise your disclosure to state, if applicable, that these agreements are on terms no less favorable than those that could be obtained from non-affiliates.

Incorporation by reference, p. 15

10. You have only incorporated the company`s 2004 annual report into the proxy statement. However, that annual report does not include, as an exhibit, the HKTPCO agreement. Please revise your incorporation by reference to include the document to which you attached this agreement. Please note that we may have comments on that filing.

10-KSB
General

11. Please include the signature of your principal financial officer.

Growth Strategy, page 5

12. Supplementally, provide us with support for the proposition that there is "a continued recognition and potential of natural-based compounds for consumer benefit." Alternatively, delete this claim.

International, page 5

13. Please disclose the percentage of total sales that were made in each of Canada, Europe and Asia for the year ended December 31, 2004.

Market and Competition, page 7

14. Please identify your principal competitors.

Government Regulation, page 9

15. Please state whether or not you are currently in compliance with each of the laws, rules and regulations you mention in this section.
Also, describe any incidence of noncompliance over the past three years.

Dividends, page 12

16. Please state your aggregate annual dividend payment obligations in connection with each of your Class E and Class F preferred stock.
Also, state whether you were current as to dividend payments to the holders of these securities as of December 31, 2004.

Risk Factors, p. 18

17. In future filings with risk factors, please customize your risk factors with fact-specific disclosure so that investors will have the proper context in which to evaluate the risks you describe. As one example only, in your discussion "We may face significant competition..." on page 21, you have provided a rather generic discussion of the risks associated with competition. In the future, this risk factor should include discussion of actual competitors and potential competitors and any advantages their products may have relative to your products with respect to effectiveness, safety, pricing or other material factors that could impact sales and the company`s prospects.

   As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

   You may contact Zafar Hasan at (202) 551-3653, or me at (202)
551-
3678 with any other questions.


  Sincerely,




									Jeffrey Riedler
									Assistant Director
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